Exhibit 11.3

INTERNAL MEMORANDUM

To:	Managing Directors	From:	Richard Boult

Date:	15 April 2003	Copy:	Finance Directors
Mark White
Peter Buckingham
Rob Marchbank

Re: Provision of non audit services to the group by the group auditor

The following policy for all group companies to address the auditor independence rules set out in the Sarbanes Oxley Act has been approved by the Audit Committee of the Board. It is to be followed with immediate effect.

The policy may need to be reconsidered once the recommendations of the Smith Committee in the UK have been taken forward.

“Overview

To comply with commercial best practice, group procedures are required to ensure the independence and objectivity of the group’s external auditors. By limiting the extent of the non audit services that the external auditors can provide, this objectivity is not compromised. However, given their knowledge of the group’s businesses there are certain services, such as tax and due diligence, where the external auditor is often best placed to provide advice. In so far as the provision of these services is not prohibited by legislation, use of the external auditors for these services will be permitted subject to an annual review by the Audit Committee of the nature and terms of the services provided.

Policy

External auditors must not be engaged to perform any of the prohibited services set out below. External auditors can be engaged to provide tax and due diligence services, subject to the procedures set out below. Any other services must be approved by the Audit Committee in accordance with the steps set out below.

Prohibited Services

The external auditors and their affiliates cannot provide the following services:

•	Bookkeeping services related to accounting records or financial statements;
•	Financial information systems design and implementation;
•	Appraisal or valuation services, fairness opinions and contribution in kind reports;
•	Actuarial services;
•	Internal audit outsourcing services;
•	Management functions or human resources;
•	Broker or dealer, investment adviser, or investment banking services; and
•	Legal and other expert services unrelated to the audit

Registered Office: Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom.
Tel: +44 (0) 118 929 8700  Fax: +44 (0) 118 929 8701  Website: www.wolseley.com

Registration No. 29846 England

Tax Services

The external auditors or their affiliates can be engaged to provide tax services so long as both of the following conditions are met:-

•	The work is provided by an office of the advisor that has been approved in writing by the Group Treasurer and are within limits agreed by the Audit Committee; and
•	The fees are reported in the appropriate section of the annual financial reporting pack.

As soon as the work commences the Group Financial Controller must be notified as the Audit Committee must be kept informed.

The external auditors cannot represent the company in the case of a tax dispute in a tax court or court of law. Given the different legal systems, in which the group operates, the interpretation of these rules in countries outside the UK and USA may be difficult. Therefore, situations where the auditor is representing Wolseley in respect of tax in an official tribunal or court must be discussed with the Group Treasurer who will obtain appropriate legal advice. The results of such advice will be reviewed at each Audit Committee.

A paper will be presented each year to the Audit Committee setting out the services to be provided by the tax affiliates of the group’s auditor and requesting authorisation to use the group auditors in this capacity.

Due Diligence Services

The external auditors or their affiliates can be engaged to provide due diligence services so long as both of the following conditions are met:-

•	The work is provided by an office of the advisor that has been approved by the Group M & A Manager and the engagement letter is in a form agreed by the Group M & A Manager; and
•	The fees are reported in the appropriate section of the annual financial reporting pack.

As soon as the work commences the Group Financial Controller must be notified as the Audit Committee must be kept informed.

If at any stage during the financial year, cumulative fees for the sum of all due diligence services provided for the financial year are anticipated to exceed £ 1 million the Audit Committee Chairman must be informed and approval of a new limit confirmed.

Each year the Audit Committee will review the continued use of the external auditors for due diligence services and review the scope set out in the standard engagement letter.

Registered Office: Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom.
Tel: +44 (0) 118 929 8700  Fax: +44 (0) 118 929 8701  Website: www.wolseley.com

Registration No. 29846 England

Other Services

All other services should be approved in advance by the Chairman of the Audit Committee. The request for approval should be directed in writing to the Group Financial Controller. Such work could include internal investigations or fact finding engagements.

As soon as the work commences the Group Financial Controller must be notified as the Audit Committee must be kept informed.

The amount of the fees must be disclosed in the group statutory reporting pack.

Transitional Rules

For a period of 12 months from 26 January 2003, a company may continue to use the external auditors to provide services it is already engaged to provide. The search for a replacement must start as soon as this policy is issued.”

A paper in respect of the use of the group’s auditors for the provision of tax services was approved on 12 December 2002.

If you have any questions concerning this policy on its application please do not hesitate to contact myself or Mark White.

Kind regards

Richard Boult
Group Financial Controller

Registered Office: Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom.
Tel: +44 (0) 118 929 8700  Fax: +44 (0) 118 929 8701  Website: www.wolseley.com

Registration No. 29846 England